Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports First Quarter 2010 Financial Results

SHANGHAI, China, May 6, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2010 ended March 31, 2010.

First Quarter 2010 Financial Highlights:
– Total revenues increased 42.6% over Q1 2009 to RMB254.3 million (US$37.3 million), exceeding the Company’s guidance range of RMB230 million to RMB240 million
– Gross margin expanded to 64.3% compared with 56.1% in Q1 2009
– Operating income increased to RMB61.1 million (US$8.9 million) compared with RMB11.7 million in Q1 2009
– Fully diluted earnings per common share were RMB0.91 (US$0.27 per ADS)
– Excluding the impact of share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB1.02 (US$0.30 per ADS), exceeding the Company’s guidance range of RMB0.68 to RMB0.78
– Cash and short-term investments increased to RMB1,274.2 million (US$186.7 million) as of March 31, 2010

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Despite a late Chinese New Year which fell in mid February, the high level of recruitment activity in the post-holiday period drove better than expected revenues, which resulted in significant margin expansion and profitability in the first quarter. We observed strong market demand as many employers emerged from last year’s challenging conditions with a renewed focus on growth and aggressive hiring targets. During the quarter, we also continued to acquire customers for our online business at a rapid pace. Led by this robust online segment and combined with a seasonal rebound in our print business and steady development in our other HR services, our solid first quarter results give us confidence for a successful 2010.”

First Quarter 2010 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2010 were RMB254.3 million (US$37.3 million), an increase of 42.6% from RMB178.3 million for the same quarter in 2009.

Print advertising revenues for the first quarter of 2010 increased 30.9% to RMB92.4 million (US$13.5 million) compared with RMB70.6 million for the same quarter in 2009. The increase was primarily due to higher average revenue per page as well as a greater volume of print advertising pages. Although print advertising prices in each city remained relatively unchanged, overall average revenue per page increased 22.3% over the first quarter of 2009 due to an increase in page volume contribution from higher priced cities as compared to the same quarter of the prior year. Despite the termination of print operations in the cities of Tianjin and Hefei in the first quarter of this year, the estimated number of print advertising pages generated in the first quarter of 2010 increased 7.0% to 3,120 compared with 2,916 pages in the same quarter in 2009 resulting from an improvement in market demand.

Online recruitment services revenues for the first quarter of 2010 were RMB109.7 million (US$16.1 million), representing a 60.8% increase from RMB68.2 million for the same quarter of the prior year. The increase primarily resulted from a greater number of unique employers using the Company’s online recruitment services, which was partially offset by lower average revenue per unique employer. Unique employers increased 76.3% to 112,245 in the first quarter of 2010 compared with 63,684 in the same quarter of the prior year driven by greater customer acceptance and usage of online recruitment services. Average revenue per unique employer decreased 8.8% in the first quarter of 2010 as compared to the same quarter in 2009 due to an increase in new customers who generally purchased introductory or other lower priced products.

Other human resource related revenues for the first quarter of 2010 increased 32.3% to RMB52.2 million (US$7.6 million) from RMB39.5 million in the same quarter of 2009 primarily due to greater market demand for our business process outsourcing, executive search and training services.

Gross profit for the first quarter of 2010 increased 63.2% to RMB154.6 million (US$22.6 million) from RMB94.7 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, expanded to 64.3% in the first quarter of 2010 compared with 56.1% in the same quarter in 2009 primarily due to greater economies of scale and improved efficiency.

Operating expenses for the first quarter of 2010 were RMB93.5 million (US$13.7 million) compared with RMB83.0 million for the same quarter of 2009. Operating expenses as a percentage of net revenues decreased to 38.9% for the first quarter of 2010 compared with 49.2% for the first quarter of 2009.

Sales and marketing expenses for the first quarter of 2010 increased 13.1% to RMB56.2 million (US$8.2 million) from RMB49.6 million for the same quarter of the prior year primarily due to higher advertising expenses and office expenses as compared to the same quarter in 2009.

General and administrative expenses for the first quarter of 2010 increased 12.0% to RMB37.3 million (US$5.5 million) from RMB33.3 million in the first quarter of 2009 primarily due to higher employee compensation expenses.

Income from operations for the first quarter of 2010 increased to RMB61.1 million (US$8.9 million) from RMB11.7 million for the same quarter of the prior year. The reduction in the effective tax rate to 22.8% in the first quarter of 2010 from 39.5% in the first quarter of 2009 was primarily due to the qualification of an operating entity as a High and New Technology Enterprise in December 2009, which is subject to a preferential tax rate of 15%.

Net income for the first quarter of 2010 increased to RMB50.4 million (US$7.4 million) from RMB9.4 million for the same quarter in 2009. Fully diluted earnings per common share for the first quarter of 2010 were RMB0.91 (US$0.13) compared with RMB0.17 for the same quarter in 2009. Fully diluted earnings per ADS for the first quarter of 2010 were RMB1.81 (US$0.27) compared with RMB0.34 in the first quarter of 2009.

In the first quarter of 2010, the Company recognized total share-based compensation expense of RMB6.4 million (US$0.9 million) compared with RMB7.6 million in the first quarter of 2009. The Company also recognized a foreign currency translation loss of RMB68,000 (US$10,000) in the first quarter of 2010 compared with a translation gain of RMB31,000 in the first quarter of 2009.

Excluding the impact of share-based compensation expense and foreign currency translation, non-GAAP adjusted income for the first quarter of 2010 increased to RMB56.9 million (US$8.3 million) compared with RMB17.0 million for the first quarter of 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB1.02 (US$0.15) in the first quarter of 2010 compared with RMB0.30 in the first quarter of 2009. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2010 were RMB2.05 (US$0.30) compared with RMB0.60 in the first quarter of 2009.

As of March 31, 2010, the Company had cash and short-term investments totaling RMB1,274.2 million (US$186.7 million) compared with RMB1,214.7 million at December 31, 2009. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the second quarter of 2010, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB250 million to RMB260 million (US$36.6 million to US$38.1 million). Excluding the impact of share-based compensation expense and any foreign currency translation loss or gain, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2010 is in the estimated range of RMB0.95 to RMB1.05 per common share (US$0.28 to US$0.31 per ADS). The Company expects aggregate share-based compensation expense in the second quarter of 2010 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Other Company News

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the first quarter of 2010, the Company repurchased 77,776 ADSs, representing 155,552 common shares, in the open market for an aggregate consideration of US$1.4 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 923,803 ADSs, representing 1,847,606 common shares, for an aggregate consideration of US$9.2 million.

In 2010, the Company has terminated the publication of the local editions of 51job Weekly in Tianjin in January, in Hefei in March, and in Dalian and Zhengzhou in April. The Company continues to maintain sales offices in each of these cities.

In May 2010, the Company changed its newspaper contractor in Ningbo to Ningbo Evening News. No interruption in the printing and distribution of 51job Weekly is expected during the transition.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8258 to US$1.00, the noon buying rate on March 31, 2010 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on May 6, 2010 (9:00 a.m. Shanghai / Hong Kong time zone on May 7, 2010) to discuss its first quarter 2010 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4290260 and the following telephone numbers:

US: +1-877-941-2332

Hong Kong: +852-3009-5027

International: +1-480-629-9722

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and salary surveys. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2010, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2010; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2010 or as a result of new information, future events or otherwise.

- Financial tables follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2009	March 31, 2010	March 31, 2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	70,564	92,369	13,532
Online recruitment services	68,247	109,709	16,073
Other human resource related revenues	39,452	52,193	7,646

Total revenues	178,263	254,271	37,251

Less: Business and related tax	(9,466)	(13,763)	(2,016)

Net revenues	168,797	240,508	35,235

Cost of services (Note 2)	(74,092)	(85,955)	(12,593)

Gross profit	94,705	154,553	22,642

Operating expenses:
Sales and marketing (Note 3)	(49,638)	(56,154)	(8,227)
General and administrative (Note 4)	(33,328)	(37,322)	(5,467)

Total operating expenses	(82,966)	(93,476)	(13,694)

Income from operations	11,739	61,077	8,948
Gain (Loss) from foreign currency translation	31	(68)	(10)
Interest and investment income	3,633	4,089	599
Other income	224	240	35

Income before income tax expense	15,627	65,338	9,572
Income tax expense	(6,179)	(14,896)	(2,182)

Net income	9,448	50,442	7,390

Earnings per share:
Basic	0.17	0.92	0.13
Diluted	0.17	0.91	0.13
Earnings per ADS (Note 5):
Basic	0.34	1.83	0.27
Diluted	0.34	1.81	0.27
Weighted average number of common shares outstanding:
Basic	56,134,358	55,114,287	55,114,287
Diluted	56,212,697	55,612,293	55,612,293

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8258 on March 31, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,211 and RMB1,020 (US$149) for the three months ended March 31, 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB1,041 and RMB877 (US$129) for the three months ended March 31, 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB5,306 and RMB4,470 (US$655) for the three months ended March 31, 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2009	March 31, 2010	March 31, 2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	15,627	65,338	9,572
Add back: Share-based compensation expense	7,558	6,367	933
Add back: (Gain) Loss from foreign currency translation	(31)	68	10

Non-GAAP income before income tax expense	23,154	71,773	10,515
Non-GAAP income tax expense	(6,182)	(14,896)	(2,182)

Non-GAAP adjusted net income	16,972	56,877	8,333

Non-GAAP adjusted earnings per share:
Basic	0.30	1.03	0.15
Diluted	0.30	1.02	0.15
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.60	2.06	0.30
Diluted	0.60	2.05	0.30
Weighted average number of common shares outstanding:
Basic	56,134,358	55,114,287	55,114,287
Diluted	56,212,697	55,612,293	55,612,293

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8258 on March 31, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	March 31,	March 31,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	957,407	1,016,812	148,966
Short-term investments	257,310	257,382	37,707
Accounts receivable (net of allowance of RMB2,620 and RMB2,511 as of December 31, 2009 and March 31, 2010, respectively)	17,946	26,824	3,930
Prepayments and other current assets	39,899	51,164	7,496
Deferred tax assets, current	4,982	3,120	457

Total current assets	1,277,544	1,355,302	198,556

Long-term investments	15,912	15,908	2,331
Property and equipment, net	181,943	207,077	30,337
Intangible assets, net	5,301	5,775	846
Other long-term assets	31,531	7,159	1,049
Deferred tax assets, non-current	285	324	47

Total non-current assets	234,972	236,243	34,610

Total assets	1,512,516	1,591,545	233,166

LIABILITIES
Current liabilities:
Accounts payable	9,896	13,757	2,015
Salary and employee related accrual	28,095	19,122	2,801
Taxes payable	15,696	26,052	3,817
Advance from customers	118,277	146,737	21,498
Other payables and accruals	15,402	11,906	1,744

Total current liabilities	187,366	217,574	31,875

Deferred tax liabilities, non-current	1,011	1,292	189

Total liabilities	188,377	218,866	32,064

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,126,859 and 54,995,107 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively)	46	46	7
Additional paid-in capital	902,124	900,211	131,884
Statutory reserves	7,368	7,368	1,079
Other comprehensive income	1,067	1,078	158
Retained earnings	413,534	463,976	67,974

Total shareholders’ equity	1,324,139	1,372,679	201,102

Total liabilities and shareholders’ equity	1,512,516	1,591,545	233,166

Note 1:
The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8258 on March 31, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.